Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2026
1.     HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2026

(amounts in millions, except per share amounts, adjusted ROIC, net debt-to-adjusted EBITDA and book-to-sales ratio)	Q4-2026	Q4-2025	Variance $	Variance %
Performance
Revenue	$1,326.7	$1,275.4	$51.3	4%
Operating income	$127.4	$239.9	$(112.5)	(47%)
Adjusted segment operating income(1)	$211.8	$258.8	$(47.0)	(18%)
Net income attributable to equity holders of the Company	$73.1	$135.9	$(62.8)	(46%)
Basic and diluted earnings per share (EPS)	$0.23	$0.42	$(0.19)	(45%)
Adjusted EPS(1)	$0.42	$0.47	$(0.05)	(11%)
Net cash provided by operating activities	$185.6	$322.7	$(137.1)	(42%)
Free cash flow(1)	$135.0	$194.2	$(59.2)	(30%)
Liquidity and Capital Structure
Invested capital(1)	$8,069.9	$8,152.7	$(82.8)	(1%)
Adjusted return on invested capital (ROIC)(1)%	7.6%	8.0
Net debt-to-adjusted EBITDA(1)	2.29	2.77
Growth
Adjusted order intake(1)	$1,611.3	$1,337.5	$273.8	20%
Adjusted backlog(1)	$19,258.6	$20,142.2	$(883.6)	(4%)
Book-to-sales ratio(1)	1.21	1.05
Book-to-sales ratio(1) for the last 12 months	1.02	1.64

FISCAL 2026

(amounts in millions, except per share amounts)	FY2026	FY2025	Variance $	Variance %
Performance
Revenue	$4,914.0	$4,707.9	$206.1	4%
Operating income	$612.3	$729.2	$(116.9)	(16%)
Adjusted segment operating income(1)	$710.7	$732.0	$(21.3)	(3%)
Net income attributable to equity holders of the Company	$313.1	$405.3	$(92.2)	(23%)
Basic EPS	$0.98	$1.27	$(0.29)	(23%)
Diluted EPS	$0.97	$1.27	$(0.30)	(24%)
Adjusted EPS(1)	$1.20	$1.21	$(0.01)	(1%)
Net cash provided by operating activities	$791.9	$896.5	$(104.6)	(12%)
Free cash flow(1)	$473.8	$474.9	$(1.1)	—%
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

CHANGES TO NON-IFRS MEASURES
In the fourth quarter of fiscal 2026, we revised the composition and designation of certain non-IFRS measures to align with strategic priorities and enhance comparability with industry peers.
–Free cash flow was revised to include growth capital expenditures and capitalized development costs and exclude dividends paid;
–Adjusted return on invested capital (ROIC) replaced adjusted return on capital employed (ROCE); and
–Invested capital replaced capital employed, without changing the composition of this measure.

Comparative figures have been reclassified to conform to these changes.
CAE Financial Report 2026 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2026 mean the fiscal year ending March 31, 2026;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2025;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 21, 2026. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2026 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2026. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our purpose, mission and vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business risk and uncertainty;
–Compensation of key management personnel;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE Financial Report 2026

Management’s Discussion and Analysis

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Invested capital;
–Adjusted return on invested capital (ROIC);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 11.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 11.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Financial Report 2026 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, transformation plan implementation, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers, acquisitions and divestitures, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and global safety and governance; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, shareholder activism, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, restructuring, integration and acquisition costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and compliance risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management; and data and artificial intelligence risks.

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 9 “Business risk and uncertainty” of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the ongoing military conflicts in the Middle East and the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives, transformation plans or operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution, and the realization of the expected strategic, financial and other benefits of our multi-year transformation plan in the timeframe anticipated and at expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 9 “Business risk and uncertainty” of this MD&A.

4 I CAE Financial Report 2026

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our purpose, mission and vision
Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.3       Our strategy
CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Market leadership;
–Revolutionizing training;
–Efficient growth;
–Skills and culture.

Market leadership
We have established ourselves as a leader across our markets by being a trusted partner for our stakeholders and by embracing customer centricity. Looking forward, there remains significant headroom for continued growth in our large addressable markets. As a result, we are constantly seeking out ways to focus our portfolio around our core capabilities and enhance the performance of our customers. These actions will enable us to continue to win in our markets and extend our leadership positions. Furthermore, our products are deployed with a focus on integrated sustainability.

Revolutionizing training
We have a history of nearly 80 years of applying innovation and technology to create novel, world-class solutions and generate long‑term competitive differentiation. We are established as one of the global leaders in training, digital immersion, and modelling and simulation technologies. We use focused technology development to improve the performance of our businesses and generate value for our customers.

Efficient growth
We aim to maximize the benefits of our strong competitive positions and our ongoing transformation efforts to deliver profitable growth, higher returns on invested capital and improved free cash flow conversion. As we work to transform the business by continuing to focus on improved performance and capital discipline, we will drive operational excellence, cost optimization and apply a more prudent approach to pursuing both organic and inorganic growth.

Skills and culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We look to create a high-performing culture that values teamwork, professional growth, engagement and ownership. As a result, our employees across the globe share a passion to enhance safety and prepare our customers for the moments that matter.

CAE Financial Report 2026 I 5

Management’s Discussion and Analysis

3.4       Our operations
Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

CIVIL AVIATION MARKET
We have the global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broad share of the market. We provide aviation services in more than 35 countries and through our broad global training and services network, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with over 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 371 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate one of the largest ab initio flight training network in the world and have approximately 20 cadet training programs globally. With our CAE airline operations digital solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs.

We have established a wealth of experience in developing first‑to‑market simulators for more than 30 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at more than $7 billion, and headroom for growth.

Market drivers
Demand for training and airline operations digital solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of airline operations digital solutions;
–Air traffic services.

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License, with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training requirements mandated by both EASA and the FAA.

6 I CAE Financial Report 2026

Management’s Discussion and Analysis

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircraft. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and airline operations digital solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown an increase of 5% for calendar 2025 compared to calendar 2024. In calendar 2025, international traffic experienced a 7% increase compared to the previous year, with capacity rising by 7%. Domestic traffic for calendar 2025 grew by 2% compared to calendar 2024, while capacity rose by 3%.

In air cargo, global demand, measured by cargo tonne-kilometers, increased 3% for calendar 2025 compared to calendar 2024 per IATA. International air cargo demand increased 4%, with consistently strong performance in Asia-Pacific.

In business aviation, flight activity has stabilized at structurally higher levels than 2019, reflecting a normalized market following the post-pandemic surge in demand. Business jet operations for calendar year 2025, as reported by the FAA, were up 4% over 2024. European business aviation operations as reported by Eurocontrol were up 2% in calendar 2025 compared to 2024.

However, in the near-term, elevated oil prices, high inflation, geopolitical tensions, the continuing military hostilities in various regions in the world, and industry supply chain issues are causing disruptions to our Civil operations.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Both commercial and business aviation fleets are expected to grow over the next decade, with significant backlogs reported by all OEMs. Short and medium-term growth in aircraft fleets may experience pressure as OEMs face supply, capacity, and certification challenges in delivering aircraft.

Major business jet OEMs continue to deliver new aircraft against record backlogs, while advancing the introduction of new and upgraded platforms across the light, midsize, and large-cabin segments, including next-generation long-range business jets.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from continued fleet growth and the entry‑into‑service of new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now Advanced Air Mobility.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and operator aircraft fleets have resulted in demand for qualified aviation professionals to support the expected growth of the commercial and business aviation markets. We are well positioned in the training products and services market to address operators’ training requirements.

CAE Financial Report 2026 I 7

Management’s Discussion and Analysis

In June 2025, we released our 2025 Aviation Talent Forecast in which we estimated a global requirement of nearly 1.5 million new aviation professionals over the next ten years to sustain growth in civil aviation. In the commercial aviation domain, the projections show demand for almost 1.3 million new aviation professionals, including 267,000 pilots, 347,000 maintenance technicians and 678,000 cabin crew professionals. The business aviation segment will need 102,000 professionals, including 33,000 pilots and 69,000 maintenance technicians.

Complexity of airline operations digital solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations, we offer a suite of airline operations digital products. This suite of products provides solutions for airline operations including training management, crew management, flight management, airport management, in-flight services management and operations control. With our integrated platform, the operations control desk now has a single environment to communicate, providing insights and predictions on possible disruption and delays allowing airlines to reduce operating costs and enhancing customer satisfaction.

The benefits for our airline management solution include reduced fuel and carbon emissions for both regular and irregular operations. Our crew and airport management solution decreases disruption related crew costs and improves staff utilization. Finally, our movement management solution decreases delay and cancellation costs for airlines.

Air traffic services
Air traffic services represent an adjacent growth opportunity for CAE, driven by sustained air traffic growth and the need to replace an aging global air traffic controller workforce. Our 2025 Aviation Talent Forecast estimates demand for approximately 71,000 new air traffic controllers over the next ten years, highlighting the long‑term need for training capacity in this sector. Leveraging our simulation expertise and training delivery capabilities, we are selectively developing our air traffic services offering as a complementary extension of our civil aviation training business.

DEFENSE AND SECURITY MARKET
Defense and Security addresses the critical needs of its customers operating in progressively complex environments. The ever‑changing global landscape requires Canada, the U.S. and their allies to prepare for the possibility of peer threats across increasingly integrated, multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of Canadian, U.S., and allied national defence strategies, we leverage our core training and simulation expertise with advanced technologies to deliver innovative and scalable solutions that address military training and modernization needs and enhanced mission readiness requirements.

Our customers leverage synthetic environments and next-generation situational awareness to ensure mission success through planning, rehearsal and analysis in complex, multi-domain environments. Leveraging our integrated training systems and global presence, we work with the military, government, and industry to deliver tailored solutions at the pace and point of need. From mixed‑reality training devices and high‑fidelity full‑mission simulators to advanced maritime training and mission support solutions, we support critical personnel, from aircrews and naval operators to maintenance technicians on approximately 80 different platforms in multiple domains. Our extensive suite of simulation‑based technologies, coupled with advanced capabilities like biometrics, real-time feedback, artificial intelligence (AI) and adaptive rehearsal scenarios enhances training to deliver scalable and integrated solutions to critical personnel.

Utilizing the strength and expertise that spans our global business, our solutions range from turnkey training centres to tailored live, virtual, and constructive solutions at government-owned locations. We are everywhere our customers need us to be with a global network and local expertise to deliver training efficacy at all proficiency levels. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training and the U.S. Air Force (USAF) Introductory Flight Training – Rotary-Wing program provides critical flight training to USAF student pilots. We also provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Going forward and answering the needs of Royal Canadian Air Force (RCAF), the Future Aircrew Training (FAcT) program will unify all phases of pilot and aircrew training under a single, modernized solution. Delivered through SkyAlyne, a joint venture between CAE and KF Aerospace, the program offers live flight, simulated, and ground school training, ensuring standardized, high-quality instruction for all aircrew roles. By streamlining the training and minimizing transition risks, CAE's integrated approach also enables the rapid adoption of new technologies and methodologies, supporting the RCAF's future operational readiness. Leveraging our expertise and strategic partnerships, we also support training in Europe with the International Flight Training School in Italy, a joint venture with Leonardo, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

As a collaborative partner of industry and government, we enhance customer readiness and enable modernization by integrating training systems across platforms, domains and locations.

CAE continues to expand its multi-domain training and sustainment presence through naval training programs for the Royal Canadian Navy and allied navies in Sweden and Australia, operational airborne sensor deliveries of CAE's world-leading magnetic anomaly MAD-XR ASW sensor, and continued F/A-18 fighter fleet sustainment and mission support services. Together, these offerings strengthen operational readiness across air and maritime domains and support evolving customer requirements in increasingly complex and contested operating environments.

8 I CAE Financial Report 2026

Management’s Discussion and Analysis

New generational platforms and programs are also rapidly transforming global training and require adaptive approaches to advance defence force readiness. We are essential partners for programs like FAcT through SkyAlyne, the MQ-9B SkyGuardian® Remotely Piloted Aircraft Systems with General Atomics Aeronautical Systems, Inc. as well as the Bell Textron’s tiltrotor aircraft the MV-75 for the U.S. Army Future Long Range Assault Aircraft. CAE has also been identified as a strategic partner to the Government of Canada to work with the RCAF to design and co-develop the Future Fighter Lead-in Training program. We continue to create opportunities through partnerships with Lockheed Martin on global C-130 training solutions, Boeing to support mission-critical platforms like the P-8 and CH-47 and our role as the Authorized Training Provider for Bombardier’s Global 6500 supporting the U.S. Army's High Accuracy Detection and Exploitation System. The increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces increasingly requires connecting customers, platforms and locations at scale in a secured, multi‑domain environment for training and rehearsal. A real-time enterprise network, like the USAF Simulators Common Architecture Requirements and Standards (SCARS), is critical in enhancing operational test and training infrastructure and supporting distributed mission training and multi-domain operations. We lead the integration and standardization of aircraft simulators on SCARS to operate and train together in a strict cyber secure environment. Leveraging our expertise on SCARS and other programs like Flight School Training Support Services for the U.S. Army and the Platforms and Systems Training Contract for the Royal Australian Navy, we address the vast complexity and scale of digital environments, empower decision-makers at every level and advance the rigour of data‑driven capabilities and assessments so that our customers stay ahead of the evolving security landscape.

We believe the Defense and Security segment is positioned as a strategic partner to achieve transformational digital training solutions, next-generation situational awareness, and multi-domain operations. We estimate our addressable defence market across all five domains to be more than $20 billion.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Accelerated defence spending as a reflection of heightened need for readiness and preparedness in light of geopolitical tensions and focus on sovereign capability;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems integrating training and operational technologies;
–Maximization of efficiencies through outsourced training and support services;
–Increased industry competition straining military aviation recruitment, training and retention;
–Increased demand for integrated, network training systems to support multi-domain conflict readiness and crew and collective training;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Accelerated defence spending as a reflection of heightened need for readiness and preparedness in light of geopolitical tensions and focus on sovereign capability
According to the International Institute for Strategic Studies, global military expenditures grew to US$2.6 trillion in 2025, an increase of 3% when adjusting for inflation. In Canada, defence expenditures reached US$31.2 billion in 2025 or 2% of the GDP, which is expected to account for 5% by 2035, and U.S. defence spending reached US$921 billion. European defence expenditures reached US$563 billion, with Germany's increased spending driving the region's growth.

The European Union (EU) is progressing its Readiness 2030 (formerly ReArm Europe) agenda to mobilize up to €800 billion. The EU Commission announced in July 2025 the activation of the national escape clause of the Stability and Growth Pact, for four years, to offer additional budgetary space for defence spending, within the EU fiscal rules. Moreover, Security Action for Europe (SAFE) mechanism, which supports Readiness 2030 with €150 billion has proceeded to its next stage, as the approval of joint procurement projects concluded in mid-February 2026 moving on to the disbursement phase. Canada's defence industry will also benefit from its participation to the EU SAFE mechanism.

In the Middle East and North African regions, defence spending grew by 5%, reaching US$219 billion (excluding United States' Foreign Military Financing). Asia's aggregate spending was US$573 billion, up by 6% .

Expected stable demand on enduring platforms and increased opportunities on next-generation systems integrating training and operational technologies
We maintain a robust recurring business from our strong presence in enduring platforms, including long-term service contracts. Defence forces in mature markets are maximizing the potential of their existing platforms through upgrades, updates, and life extension programs of existing assets, which presents opportunities for simulator upgrades and training support services. Additionally, there is significant demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets, necessitating new training systems and services. As defence forces gear up for next-generation platforms and increasingly engage in collaborative operations between manned and unmanned systems, opportunities continue to expand. Our global footprint with key defence customers and strategic partnerships with OEM providers such as Boeing, Lockheed Martin, Saab, Leonardo and Bell Textron uniquely position us to support next-generation platforms and facilitate a smooth transition from current to future training frameworks.

CAE Financial Report 2026 I 9

Management’s Discussion and Analysis

Maximization of efficiencies through outsourced training and support services
Defence forces and governments are continually exploring ways to improve efficiency and bolster readiness, enabling active‑duty personnel to concentrate on operational needs. A notable trend among defence forces is the outsourcing of various training and operational support services, including military training through flight training organizations. This strategy enhances throughput, making training programs more effective and scalable to accommodate a greater number of trainees. We expect this trend to persist, aligning with our long‑term strategy to expand recurring service offerings. We believe governments will increasingly turn to industry partners for training and operational support solutions, seeking faster delivery, reduced capital investment requirements, and improved readiness levels.

Increased industry competition straining military aviation recruitment, training and retention
The strong demand from the civil commercial and business aviation sectors have affected the recruitment, training and retention of military pilots. This challenge has prompted defence forces to explore various initiatives aimed at mitigating the pilot shortage, including modernization efforts focused on innovative training methods. Consequently, defence forces are evaluating the possibility of outsourcing instructor pilot roles and incorporating new technologies that improve the effectiveness and efficiency of pilot training. This approach not only increases training capacity but also opens new opportunities for our products, services and solutions.

Increased demand for integrated, network training systems to support multi-domain conflict readiness and crew and collective training
The changing geopolitical landscape and the need to prepare for a peer adversary, coupled with constraints in personnel and budget, have led defence forces worldwide to consider outsourcing the development, management and delivery of the training systems necessary for today’s complex operational environments. Increasingly, defence forces are considering a more integrated and holistic training approach across all domains. Defence forces seek to enhance efficiency, achieve cost savings, and foster integration and immersive training across multi-domain operations. As a training systems integrator, we utilize our leadership expertise to enhance enterprise training networks and provide comprehensive solutions that improve operational test and training infrastructure and supporting distributed mission training and multi‑domain operations.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
A key factor driving our expertise and capabilities is the growing adoption of synthetic environments across the defence community. More defence forces and governments are integrating synthetic environments into their training strategies to improve training effectiveness, reduce operational demands on platforms, mitigate risks associated with training and substantially lower costs. Additionally, synthetic training solutions help decrease our customers’ environmental impact by offering a safer alternative for multi‑domain training, significantly reducing the carbon footprint compared to traditional live training. Furthermore, when combined with artificial intelligence (AI) and cloud computing, these digitally immersive synthetic environments serve as valuable tools for planning, course of action analysis, and mission support.

10 I CAE Financial Report 2026

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the two main foreign currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
As at March 31	2026	2025	(decrease)
U.S. dollar (US$ or USD)	1.39	1.44	(3%)
Euro (€ or EUR)	1.61	1.55	4%

We used the average quarterly and yearly foreign exchange rates below to value our revenues and expenses throughout the following periods:

			Increase /			Increase /
	Q4-2026	Q4-2025	(decrease)	FY2026	FY2025	(decrease)
U.S. dollar (US$ or USD)	1.37	1.43	(4%)	1.38	1.39	(1%)
Euro (€ or EUR)	1.61	1.51	7%	1.60	1.49	7%

For the three months ended March 31, 2026, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $17.3 million and a decrease in adjusted segment operating income of $2.7 million, when compared to fiscal 2025. For fiscal 2026, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $33.1 million and an increase in adjusted segment operating income of $4.9 million, when compared to fiscal 2025. We calculated this by translating the current year’s foreign currency revenue and adjusted segment operating income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9 "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 31 of our consolidated financial statements.

CAE Financial Report 2026 I 11

Management’s Discussion and Analysis

5.     CONSOLIDATED RESULTS
5.1       Results from operations – fourth quarter of fiscal 2026

(amounts in millions, except per share amounts)	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$1,326.7	1,252.1	1,236.6	1,098.6	1,275.4
Cost of sales	$925.7	889.9	917.3	790.3	884.7
Gross profit	$401.0	362.2	319.3	308.3	390.7
As a % of revenue(1)%	30.2	28.9	25.8	28.1	30.6
Research and development expenses	$44.3	26.0	37.0	36.7	21.4
Selling, general and administrative expenses	$154.9	161.7	148.3	159.4	164.1
Other (gains) and losses	$9.9	4.0	(5.4)	—	(9.6)
Share of after-tax profit of equity accounted investees	$(19.9)	(25.3)	(15.9)	(21.6)	(25.1)
Restructuring, integration and acquisition costs	$84.4	—	—	—	—
Operating income	$127.4	195.8	155.3	133.8	239.9
As a % of revenue(1)%	9.6	15.6	12.6	12.2	18.8
Finance expense – net	$46.5	54.1	56.9	54.6	56.5
Earnings before income taxes	$80.9	141.7	98.4	79.2	183.4
Income tax expense	$6.6	29.6	22.3	19.0	45.2
As a % of earnings before income taxes
(effective tax rate)%	8	21	23	24	25
Net income	$74.3	112.1	76.1	60.2	138.2
Attributable to:
Equity holders of the Company	$73.1	108.9	73.9	57.2	135.9
Non-controlling interests	$1.2	3.2	2.2	3.0	2.3
	$74.3	112.1	76.1	60.2	138.2
EPS attributable to equity holders of the Company
Basic and diluted	$0.23	0.34	0.23	0.18	0.42

Adjusted segment operating income(1)	$211.8	195.8	155.3	147.8	258.8
Adjusted net income(1)	$136.1	108.9	73.9	67.5	149.6
Adjusted EPS(1)	$0.42	0.34	0.23	0.21	0.47
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $1,326.7 million this quarter, $51.3 million or 4% higher compared to the fourth quarter of fiscal 2025.
Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$746.7	$728.4	$18.3	3%
Defense and Security	580.0	547.0	33.0	6%
Revenue	$1,326.7	$1,275.4	$51.3	4%

You will find more details in Section 6 "Results by segment" of this MD&A.

12 I CAE Financial Report 2026

Management’s Discussion and Analysis

Gross profit was $401.0 million this quarter, $10.3 million or 3% higher compared to the fourth quarter of fiscal 2025. Gross profit variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$257.6	$272.4	$(14.8)	(5%)
Defense and Security	143.4	118.3	25.1	21%
Gross profit	$401.0	$390.7	$10.3	3%

You will find more details in Section 6 "Results by segment" of this MD&A.

Operating income was $127.4 million this quarter, $112.5 million or 47% lower compared to the fourth quarter of fiscal 2025. This period's operating income included restructuring costs of $84.4 million. Last year's operating income included costs related to shareholder matters of $10.6 million and executive management transition costs of $8.3 million. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$88.0	$197.4	$(109.4)	(55%)
Defense and Security	39.4	42.5	(3.1)	(7%)
Operating income	$127.4	$239.9	$(112.5)	(47%)

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Adjusted segment operating income was $211.8 million this quarter, $47.0 million or 18% lower compared to the fourth quarter of fiscal 2025. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$152.4	$208.4	$(56.0)	(27%)
Defense and Security	59.4	50.4	9.0	18%
Adjusted segment operating income	$211.8	$258.8	$(47.0)	(18%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense – net was $46.5 million this quarter, $10.0 million or 18% lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period.

Income tax expense this quarter amounted to $6.6 million, representing an effective tax rate of 8%, compared to an effective tax rate of 25% last year. The adjusted effective tax rate on our adjusted net income was 17% this quarter compared to 25% in the fourth quarter of fiscal 2025. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

CAE Financial Report 2026 I 13

Management’s Discussion and Analysis

5.2       Results from operations – fiscal 2026

(amounts in millions, except per share amounts)	FY2026	FY2025
Revenue	$4,914.0	4,707.9
Cost of sales	$3,523.2	3,407.8
Gross profit	$1,390.8	1,300.1
As a % of revenue(1)%	28.3	27.6
Research and development expenses	$144.0	123.2
Selling, general and administrative expenses	$624.3	565.4
Other (gains) and losses	$8.5	(13.3)
Share of after-tax profit of equity accounted investees	$(82.7)	(88.3)
Restructuring, integration and acquisition costs	$84.4	56.5
Gain on remeasurement of previously held equity interest	$—	(72.6)
Operating income	$612.3	729.2
As a % of revenue(1)%	12.5	15.5
Finance expense – net	$212.1	215.5
Earnings before income taxes	$400.2	513.7
Income tax expense	$77.5	98.7
As a % of earnings before income taxes (effective tax rate)%	19	19
Net income	$322.7	415.0
Attributable to:
Equity holders of the Company	$313.1	405.3
Non-controlling interests	$9.6	9.7
	$322.7	415.0
EPS attributable to equity holders of the Company
Basic	$0.98	1.27
Diluted	$0.97	1.27

Adjusted segment operating income(1)	$710.7	732.0
Adjusted net income(1)	$386.4	385.5
Adjusted EPS(1)	$1.20	1.21
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $4,914.0 million this year, $206.1 million or 4% higher compared to last year. Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$2,741.6	$2,709.3	$32.3	1%
Defense and Security	2,172.4	1,998.6	173.8	9%
Revenue	$4,914.0	$4,707.9	$206.1	4%

You will find more details in Section 6 "Results by segment" of this MD&A.

Gross profit was $1,390.8 million this year, $90.7 million or 7% higher compared to last year. Gross profit variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$890.2	$883.6	$6.6	1%
Defense and Security	500.6	416.5	84.1	20%
Gross profit	$1,390.8	$1,300.1	$90.7	7%

You will find more details in Section 6 "Results by segment" of this MD&A.

14 I CAE Financial Report 2026

Management’s Discussion and Analysis

Operating income was $612.3 million this year, $116.9 million or 16% lower compared to last year. This period's operating income included executive management transition costs of $14.0 million and restructuring, integration and acquisition costs of $84.4 million. Last year's operating income included the gain on fair value remeasurement of SIMCOM of $72.6 million, costs related to shareholder matters of $10.6 million, executive management transition costs of $8.3 million and restructuring, integration and acquisition costs of $56.5 million. Operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$437.9	$605.3	$(167.4)	(28%)
Defense and Security	174.4	123.9	50.5	41%
Operating income	$612.3	$729.2	$(116.9)	(16%)

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Adjusted segment operating income was $710.7 million this year, $21.3 million or 3% lower compared to last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$510.5	$581.5	$(71.0)	(12%)
Defense and Security	200.2	150.5	49.7	33%
Adjusted segment operating income	$710.7	$732.0	$(21.3)	(3%)
You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense – net was $212.1 million this year, $3.4 million or 2% lower compared to last year. The decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our deleveraging undertakings. The decrease was partially offset by additional finance expense on borrowings to finance the SIMCOM transaction in the third quarter of last year and higher finance expense on lease liabilities in support of training network expansions.

Income tax expense this year amounted to $77.5 million, representing an effective tax rate of 19% compared to an effective tax rate of 19% last year. The adjusted effective tax rate on our adjusted net income was 21% this year compared to 23% last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

On July 4, 2025, a reconciliation bill titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res 14” was signed into U.S. federal law. The reconciliation bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax (BEAT) rate starting in calendar 2026, reinstating full deduction of U.S. qualified R&D expenditures starting in calendar 2025, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in calendar 2025. This enactment had no material impact on our overall income tax expense nor on the effective tax rate.
CAE Financial Report 2026 I 15

Management’s Discussion and Analysis

5.3       Restructuring, integration and acquisition costs

	FY2026	FY2025	Q4-2026	Q4-2025
Impairment of non-financial assets – net	$58.9	$5.2	$58.9	$—
Severances and other employee related costs	13.2	33.9	13.2	—
Integration and acquisition costs	—	11.5	—	—
Other costs	12.3	5.9	12.3	—
Total restructuring, integration and acquisition costs	$84.4	$56.5	$84.4	$—

Year ended March 31, 2026
On November 11, 2025, we announced a transformation plan to simplify our structure, sharpen our focus and strengthen execution. The transformation focuses on streamlining our organizational structure, assessing our portfolio, tightening our capital discipline, and optimizing our operational performance. As a result of these measures, we expect to record approximately $200 million to $250 million of total expenses for this transformation plan, with the majority to be incurred in fiscal 2026 and fiscal 2027, and realize annual recurring savings of approximately $125 million to $150 million through fiscal 2030. In fiscal 2026, costs related to this program totalled $84.4 million and included $58.9 million of impairment of non-financial assets and $13.2 million of severances and other employee related costs. Impairment of non‑financial assets included impairments of capitalized development costs principally within Civil Aviation of $31.9 million related to technologies no longer aligned with the Company’s strategic focus, inventory write‑downs of $9.7 million within Civil Aviation and $8.0 million within Defense and Security associated with revised product designs and manufacturing requirements and the Company’s portfolio simplification, as well as impairments of simulators within Civil Aviation of $9.3 million.

Year ended March 31, 2025
During the fourth quarter of fiscal 2024, we announced that we would streamline our operating model and portfolio, optimize our cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million.

5.4       Executive management transition costs
In November 2024, the Company announced its Chief Executive Officer (CEO) succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

On June 2, 2025, we announced that at the conclusion of a rigorous global selection process, the Board, on the advice of the Company’s CEO Search Committee, unanimously appointed Matthew Bromberg as President and Chief Executive Officer of CAE, effective August 13, 2025. Mr. Bromberg joined CAE on June 16, 2025 as Incoming President and CEO, and worked closely with Mr. Parent throughout the transition to ensure continuity and a smooth handover of leadership responsibilities. Concurrently with Mr. Bromberg’s appointment, and following their election at the 2025 Annual and Special Meeting of Shareholders, Calin Rovinescu became Executive Chairman of the Board and Sophie Brochu became Lead Independent Director.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then-current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

5.5       Shareholder matters
In December 2024, we received a public letter from shareholder Browning West, LP requesting that CAE's Board engage with them on the recruitment process to identify our next CEO. In February 2025, we announced changes to our Board that included the appointment of four new directors and the concurrent retirement of four directors, including the Chair of the Board. In connection with these changes, we entered into a customary nomination rights agreement with the Caisse de dépôt et placement du Québec, one of our largest shareholders, and a customary cooperation and standstill agreement with Browning West, LP.

During fiscal 2025, we incurred one-time costs of approximately $10.6 million related to the above shareholder matters, consisting primarily of external advisory fees. These costs are recorded in selling, general and administrative expenses.

16 I CAE Financial Report 2026

Management’s Discussion and Analysis

5.6       Consolidated adjusted order intake and adjusted backlog

(amounts in millions)	Civil Aviation		Defense and Security		Total
Three months ended March 31	2026	2025	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$7,546.6	$8,089.4	$5,627.1	$5,436.3	$13,173.7	$13,525.7
'+ adjusted order intake(1)	965.2	741.8	646.1	595.7	1,611.3	1,337.5
- revenue	(746.7)	(728.4)	(580.0)	(547.0)	(1,326.7)	(1,275.4)
+ / - adjustments	(4.8)	62.2	39.3	78.5	34.5	140.7
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$5,732.5	$5,563.5	$13,492.8	$13,728.5
Joint venture backlog(1) (all obligated)	676.9	681.6	3,357.7	3,681.7	4,034.6	4,363.3
Unfunded backlog and options(1)	—	—	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$8,437.2	$8,846.6	$10,821.4	$11,295.6	$19,258.6	$20,142.2

(amounts in millions)	Civil Aviation		Defense and Security		Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$8,165.0	$6,107.5	$5,563.5	$3,407.8	$13,728.5	$9,515.3
'+ adjusted order intake(1)	2,641.8	3,717.4	2,384.4	3,986.1	5,026.2	7,703.5
- revenue	(2,741.6)	(2,709.3)	(2,172.4)	(1,998.6)	(4,914.0)	(4,707.9)
+ / - adjustments	(304.9)	1,049.4	(43.0)	168.2	(347.9)	1,217.6
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$5,732.5	$5,563.5	$13,492.8	$13,728.5
Joint venture backlog(1) (all obligated)	676.9	681.6	3,357.7	3,681.7	4,034.6	4,363.3
Unfunded backlog and options(1)	—	—	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$8,437.2	$8,846.6	$10,821.4	$11,295.6	$19,258.6	$20,142.2
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The book-to-sales ratio for the quarter was 1.21x. The ratio for the last 12 months was 1.02x.

You will find more details in Section 6 "Results by segment" of this MD&A.

CAE Financial Report 2026 I 17

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FINANCIAL RESULTS

(amounts in millions)	FY2026	FY2025	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$2,741.6	2,709.3	746.7	717.2	670.0	607.7	728.4
Gross profit	$890.2	883.6	257.6	232.9	198.6	201.1	272.4
As a % of revenue(1)%	32.5	32.6	34.5	32.5	29.6	33.1	37.4
Operating income	$437.9	605.3	88.0	141.8	108.7	99.4	197.4
Adjusted segment operating income(1)	$510.5	581.5	152.4	141.8	108.7	107.6	208.4
As a % of revenue(1)%	18.6	21.5	20.4	19.8	16.2	17.7	28.6
Depreciation and amortization	$351.0	312.4	89.3	88.1	86.7	86.9	84.3
Property, plant and equipment
expenditures	$163.7	229.7	23.5	29.0	48.3	62.9	62.6
Intangible asset expenditures	$60.0	66.6	16.7	9.7	15.9	17.7	13.9
Invested capital(1)	$5,766.5	5,894.3	5,766.5	5,691.8	5,913.9	5,838.0	5,894.3
Adjusted backlog(1)	$8,437.2	8,846.6	8,437.2	8,227.8	8,477.1	8,379.8	8,846.6

Supplementary non-financial information
Simulator equivalent unit	301	286	305	305	297	298	298
FFSs in CAE's network	371	363	371	373	369	367	363
Utilization rate %	70	74	73	71	64	71	75
FFS deliveries	52	61	17	15	12	8	15
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $746.7 million this quarter, $18.3 million or 3% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries combined with a more favourable mix of product solutions, and higher revenue from used simulator sales across our network, predominantly structured as finance lease arrangements. The increase was partially offset by lower utilization on reduced initial training demand in business training services and lower revenue from airline operations digital solutions.

Revenue was $2,741.6 million this year, $32.3 million or 1% higher compared to last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and higher revenue from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by lower revenue recognized from simulator sales, driven by lower deliveries, and lower utilization on reduced initial training demand in business and commercial training services.

Gross profit was $257.6 million this quarter, $14.8 million or 5% lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to a lower contribution from business training services, driven by lower utilization on reduced initial training demand and a lower contribution from airline operations digital solutions. The decrease was partially offset by a higher contribution from simulator sales driven by higher deliveries and a more favourable mix of product solutions.

18 I CAE Financial Report 2026

Management’s Discussion and Analysis

Gross profit was $890.2 million this year, $6.6 million higher compared to last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by a lower contribution from business and commercial training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth. The contribution from simulator sales remained stable with lower deliveries being offset by a more favourable mix of product solutions.

Adjusted segment operating income was $152.4 million this quarter, $56.0 million or 27% lower compared to the fourth quarter of fiscal 2025. The decrease compared to the fourth quarter of fiscal 2025 was mainly due to a lower contribution from business training services, driven by lower utilization on reduced initial training demand, higher credit-related charges on financial assets, a lower contribution from airline operations digital solutions, higher net research and development costs, including the impact of accelerated government contributions received last year, lower profitability in our joint ventures primarily due to the impacts from the military conflicts in the Middle East and a gain on disposal of property, plant and equipment recognized last year. The decrease was partially offset by a higher contribution from simulator sales driven by higher deliveries and a more favourable mix of product solutions.

Adjusted segment operating income was $510.5 million this year, $71.0 million or 12% lower compared to last year. The decrease compared to last year was mainly due to a lower contribution from business and commercial training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth, higher selling, general and administrative expenses, higher credit‑related charges on financial assets and higher net research and development costs, including the impact of accelerated government contributions received last year. The decrease was partially offset by the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The contribution from simulator sales remained stable with lower deliveries being offset by a more favourable mix of product solutions.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Property, plant and equipment expenditures were $23.5 million this quarter and $163.7 million for the year. Growth capital expenditures were $16.0 million for the quarter and $117.0 million for the year. Maintenance capital expenditures were $7.5 million for the quarter and $46.7 million for the year.

Invested capital increased by $74.7 million compared to last quarter and decreased by $127.8 million compared to last year. The increase compared to last quarter was mainly due to a higher investment in non-cash working capital and movements in foreign exchange rates, partially offset by lower intangible assets and lower property, plant and equipment including impairment charges incurred related to the transformation plan.

The decrease compared to last year was mainly due to lower intangible assets, movements in foreign exchange rates and lower property, plant and equipment, partially offset by a higher investment in non-cash working capital.

Adjusted backlog

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$7,546.6	$8,089.4	$8,165.0	$6,107.5
+ adjusted order intake(1)	965.2	741.8	2,641.8	3,717.4
- revenue	(746.7)	(728.4)	(2,741.6)	(2,709.3)
+ / - adjustments	(4.8)	62.2	(304.9)	1,049.4
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$7,760.3	$8,165.0
Joint venture backlog(1) (all obligated)	676.9	681.6	676.9	681.6
Adjusted backlog(1)	$8,437.2	$8,846.6	$8,437.2	$8,846.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted order intake included contracts for 20 FFSs sold in the quarter, bringing the FFS order intake for the fiscal year to 42 FFSs.

Fiscal 2026 adjustments were mainly due to contract cancellations and foreign exchange movements.

This quarter's book-to-sales ratio was 1.29x. The ratio for the last 12 months was 0.96x.
CAE Financial Report 2026 I 19

Management’s Discussion and Analysis

6.2       Defense and Security

FINANCIAL RESULTS

(amounts in millions)	FY2026	FY2025	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$2,172.4	1,998.6	580.0	534.9	566.6	490.9	547.0
Gross profit	$500.6	416.5	143.4	129.3	120.7	107.2	118.3
As a % of revenue(1)%	23.0	20.8	24.7	24.2	21.3	21.8	21.6
Operating income	$174.4	123.9	39.4	54.0	46.6	34.4	42.5
Adjusted segment operating income(1)	$200.2	150.5	59.4	54.0	46.6	40.2	50.4
As a % of revenue(1)%	9.2	7.5	10.2	10.1	8.2	8.2	9.2
Depreciation and amortization	$109.1	102.3	27.6	27.4	27.3	26.8	26.2
Property, plant and equipment
expenditures	$124.1	126.5	19.2	21.6	39.3	44.0	46.4
Intangible asset expenditures	$13.7	21.3	1.8	3.1	4.1	4.7	3.7
Invested capital(1)	$1,971.6	1,991.3	1,971.6	2,004.0	2,096.9	2,062.2	1,991.3
Adjusted backlog(1)	$10,821.4	11,295.6	10,821.4	10,966.1	11,160.0	11,104.3	11,295.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $580.0 million this quarter, $33.0 million or 6% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada.

Revenue was $2,172.4 million this year, $173.8 million or 9% higher compared to last year. The increase compared to last year was mainly due to higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada, and higher revenue from products recognized upon delivery. This was partially offset by the completion of certain lower margin U.S. programs.

Gross profit was $143.4 million this quarter, $25.1 million or 21% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher profitability and activity on our contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts, and operational efficiencies achieved through the completion of certain lower margin U.S. programs.

Gross profit was $500.6 million this year, $84.1 million or 20% higher compared to last year. The increase compared to last year was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs.

Adjusted segment operating income was $59.4 million this quarter, $9.0 million or 18% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher profitability and activity on our contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts, and operational efficiencies achieved through the completion of certain lower margin U.S. programs. The increase was partially offset by higher net research and development expenses, including the impact of accelerated government contributions received last year, and higher selling, general and administrative expenses.

Adjusted segment operating income was $200.2 million this year, $49.7 million or 33% higher compared to last year. The increase compared to last year was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs, and partially offset by higher selling, general and administrative expenses.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

20 I CAE Financial Report 2026

Management’s Discussion and Analysis

Property, plant and equipment expenditures were $19.2 million this quarter and $124.1 million for the year. Growth capital expenditures were $14.5 million for the quarter and $105.7 million for the year. Maintenance capital expenditures were $4.7 million for the quarter and $18.4 million for the year.

Invested capital decreased by $32.4 million compared to last quarter and by $19.7 million compared to last year. The decrease compared to last quarter was mainly due to a lower investment in non-cash working capital, partially offset by movements in foreign exchange rates.

The decrease compared to last year was mainly due to movements in foreign exchange rates and lower intangible assets, partially offset by higher property, plant and equipment.

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although only a small fraction of the current business, they disproportionately impacted overall Defense and Security profitability in previous fiscal years. As of March 31, 2026, we have completed four of the Legacy Contracts, and the impact of the ongoing execution of the remaining Legacy Contracts on the Defense and Security profitability is no longer expected to be material. Management is continuing to monitor the remaining Legacy Contracts as a separate group and will continue to take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them. For further details regarding the risks associated with CAE's program management and execution and its fixed price and long-term supply contracts, refer to Section 9 “Business risk and uncertainty” of this MD&A.

Adjusted backlog

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$5,627.1	$5,436.3	$5,563.5	$3,407.8
'+ adjusted order intake(1)	646.1	595.7	2,384.4	3,986.1
- revenue	(580.0)	(547.0)	(2,172.4)	(1,998.6)
+ / - adjustments	39.3	78.5	(43.0)	168.2
Obligated backlog(1), end of period	$5,732.5	$5,563.5	$5,732.5	$5,563.5
Joint venture backlog(1) (all obligated)	3,357.7	3,681.7	3,357.7	3,681.7
Unfunded backlog and options(1)	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$10,821.4	$11,295.6	$10,821.4	$11,295.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Fiscal 2026 adjustments were mainly due to the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.11x. The ratio for the last 12 months was 1.10x.

In fiscal 2026, $563.0 million was added to the unfunded backlog and $723.8 million was transferred to obligated backlog.

CAE Financial Report 2026 I 21

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1       Consolidated cash movements

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Cash provided by operating activities*	$231.6	$233.8	$829.6	$699.4
Changes in non-cash working capital	(46.0)	88.9	(37.7)	197.1
Net cash provided by operating activities	$185.6	$322.7	$791.9	$896.5
Maintenance capital expenditures(1)	(12.2)	(27.6)	(65.1)	(84.2)
Intangible assets expenditures excluding capitalized development costs	(1.3)	(3.8)	(11.4)	(20.9)
Proceeds from the disposal of property, plant and equipment	0.3	16.1	5.4	19.4
Net payments to equity accounted investees	(7.3)	(14.0)	(31.6)	(19.0)
Dividends received from equity accounted investees	18.6	—	79.6	28.7
Other investing activities	(1.0)	(4.0)	(10.0)	(6.6)
Free cash flow before growth expenditures	$182.7	$289.4	$758.8	$813.9
Growth capital expenditures(1)	(30.5)	(81.4)	(222.7)	(272.0)
Capitalized development costs	(17.2)	(13.8)	(62.3)	(67.0)
Free cash flow(1)	$135.0	$194.2	$473.8	$474.9
Net proceeds from the issuance of common shares	4.3	16.9	46.3	67.1
Repurchase and cancellation of common shares	(3.1)	—	(7.0)	(21.3)
Business combinations, net of cash acquired	—	—	—	(308.0)
Other cash movements, net	(0.2)	(0.1)	(2.7)	(3.6)
Effect of foreign exchange rate changes on cash and cash equivalents	1.6	6.7	(1.2)	19.2
Net change in cash before proceeds and repayment of long-term debt	$137.6	$217.7	$509.2	$228.3
* before changes in non-cash working capital
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Net cash from operating activities was $185.6 million this quarter, $137.1 million lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to changes in non-cash working capital, driven by lower accounts payable and accrued liabilities.

Net cash from operating activities was $791.9 million this year, $104.6 million lower than last year. The decrease was mainly due to changes in non-cash working capital, partially offset by higher net income adjusted for non-cash items. The changes in non‑cash working capital primarily resulted from lower accounts payable and accrued liabilities.

Free cash flow was $135.0 million this quarter, $59.2 million lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to changes in non-cash working capital, driven by lower accounts payable and accrued liabilities, partially offset by lower capital expenditures and higher dividends received from equity accounted investees.

Free cash flow was $473.8 million this year, $1.1 million lower than last year. The decrease was mainly due to changes in non‑cash working capital, partially offset by higher net income adjusted for non‑cash items, lower capital expenditures and higher dividends received from equity accounted investees. The changes in non-cash working capital primarily resulted from lower accounts payable and accrued liabilities.
22 I CAE Financial Report 2026

Management’s Discussion and Analysis

7.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In June 2025, we extended the maturity date of this facility by two years, until June 2030. The total amount available through this revolving credit facility as at March 31, 2026 was US$1.0 billion (2025 – US$1.0 billion). We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit up to a maximum of US$400.0 million (2025 – US$400.0 million). There was no amount drawn under the facility as at March 31, 2026 (2025 – nil), and US$16.1 million used for letters of credit (2025 ‑ US$14.1 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or SOFR plus a margin based on CAE's credit rating.

We manage several bilateral facilities for the issuance of performance bonds, advance payment guarantees or similar instruments. Some of these facilities are covered by an unsecured Export Development Canada Performance Security Guarantee (PSG) for up to US$225.0 million (2025 – US$225.0 million). As at March 31, 2026, the total outstanding for these instruments under the PSG was $176.2 million (2025 – $211.8 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2025 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2026, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $399.1 million (2025 – $453.6 million) of which $51.7 million (2025 – $39.9 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have established supplier finance arrangements offered by some of our subsidiaries to certain key suppliers. Under these arrangements, we have the ability to submit supplier invoices, at our own discretion, to our financial institution who pays the supplier and allows us to extend our payment terms by 55 to 85 days. We pay the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2026, the carrying amount of accounts payable trade for this arrangement totalled nil (2025 – $73.3 million).

We have certain debt agreements which require the maintenance of standard financial covenants, which we are required to maintain compliance with at all times. As at March 31, 2026, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2026	2025
Total long-term debt	$3,234.2	$3,470.4
Less:
Current portion of long-term debt	183.8	277.9
Current portion of lease liabilities	68.2	121.1
Long-term portion of long-term debt	$2,982.2	$3,071.4

Credit rating
On March 17, 2026, S&P Global Ratings revised CAE's outlook to stable from negative and reaffirmed CAE's credit rating of BBB-.

Term loans
In May 2025, we prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, we extended the maturity date of our US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027. In February 2026, we converted this loan to a Canadian dollar loan valued at $273.3 million, with no changes to the maturity date.

In June 2025, we entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate. Proceeds from this term loan have been principally used to repay other various debt bearing higher interest rates.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $28.3 million in fiscal 2027.

7.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

You will find more details in Note 27 of our consolidated financial statements.
CAE Financial Report 2026 I 23

Management’s Discussion and Analysis

7.4       Contingencies and commitments

Contingencies
From time to time, CAE is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of our business. We operate in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. We are also required to comply with tax laws and regulations of any country in which we operate.

We are subject to investigations and audits from various government and regulatory agencies. In addition, CAE may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, we can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we do not believe that the ultimate outcome of these matters will have a material impact on our consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, we are still engaged in a dispute with Madison Industries, which initially claimed up to approximately $60 million in final price adjustments. To date, no price adjustment has been agreed to or awarded in favour of the purchaser, and a limited number of items remain in dispute, representing an amount of approximately $15 million. Price adjustments in favour of the purchaser, if any, are not expected to exceed this amount and are not expected to exceed the amounts still outstanding and receivable from the purchaser.

Given the uncertainty regarding whether any amount will ultimately be payable in connection with the dispute, and as we continue to believe that there are strong grounds for defence and are vigorously defending our position, no amount has been recognized in our financial statements for any potential losses arising from this dispute as at March 31, 2026.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. While the proceeding remains in preliminary stages and it is not possible to predict the final outcome or the timing of this Court proceeding, the Company has ascertained that substantially all of any amount payable under the proceeding would be insurable and any uninsured amounts payable by the Company have been adequately provisioned in the Company’s financial statements.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2027	2028	2029	2030	2031	Thereafter	Total
Long-term debt (excluding interest)	$183.9	$476.3	$653.0	$123.2	$235.8	$799.8	$2,472.0
Lease liabilities	112.3	103.2	113.4	82.0	110.9	651.9	1,173.7
Purchase commitments	320.9	138.2	76.1	45.9	33.8	63.7	678.6
	$617.1	$717.7	$842.5	$251.1	$380.5	$1,515.4	$4,324.3

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2026, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.
24 I CAE Financial Report 2026

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated invested capital

	As at March 31	As at March 31
(amounts in millions)	2026	2025
Current assets	$2,265.2	$2,143.6
Less: cash and cash equivalents	(552.4)	(293.7)
Current liabilities	(2,361.3)	(2,686.5)
Less: current portion of long-term debt	252.0	399.0
Non-cash working capital(1)	$(396.5)	$(437.6)
Property, plant and equipment	2,993.0	2,989.5
Intangible assets	3,692.2	3,871.0
Other long-term assets	2,197.4	2,209.7
Other long-term liabilities	(416.2)	(479.9)
Invested capital(1)	$8,069.9	$8,152.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC) was 7.6% this quarter, which compares to 8.0% in the fourth quarter of last year and 7.8% last quarter.
Non-cash working capital increased by $41.1 million compared to last year. The increase was mainly due to lower accounts payable and accrued liabilities, partially offset by lower inventories and higher contract liabilities.

Property, plant and equipment remained relatively unchanged compared to last year.

Intangible assets decreased by $178.8 million compared to last year.. The decrease was mainly due to amortization in excess of capital expenditures, movements in foreign exchange rates and impairment charges incurred related to the transformation plan.

Other long-term assets remained relatively unchanged compared to last year.

Other long-term liabilities decreased by $63.7 million compared to last year. The decrease was mainly due to lower employee benefits obligations, resulting primarily from revised actuarial economic assumptions, driven by an increase in the discount rate used to determine our defined benefit pension plan obligations, and lower share-based payments liabilities.

Total debt decreased by $236.2 million compared to last year. The decrease in total debt was mainly due to the net repayments of borrowings and movements in foreign exchange rates.

CAE Financial Report 2026 I 25

Management’s Discussion and Analysis

Net debt decreased by $494.9 million compared to last year

(amounts in millions)	FY2026	FY2025
Net debt(1), beginning of period	$3,176.7	$2,914.2
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(509.2)	(228.3)
Effect of foreign exchange rate changes on long-term debt	(58.1)	146.1
Impact from business combinations	—	158.5
Additions and remeasurements of lease liabilities	37.4	153.4
Other	35.0	32.8
Change in net debt during the period	$(494.9)	$262.5
Net debt(1), end of period	$2,681.8	$3,176.7

	As at March 31	As at March 31
Liquidity measures	2026	2025
Net debt-to-capital(1)%	33.2%	39.0
Net debt-to-EBITDA(1)	2.50	2.78
Net debt-to-adjusted EBITDA(1)	2.29	2.77
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Total equity increased by $412.1 million this year. The increase compared to last year was mainly due to net income realized this year and the impact of equity-settled awards.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 321,734,387 common shares issued and outstanding as at March 31, 2026 with total share capital of $2,382.2 million. In addition, we had 2,848,913 options outstanding. As at April 30, 2026, we had a total of 321,534,400 common shares issued and outstanding and 2,841,957 options outstanding.

Repurchase and cancellation of common shares
On June 6, 2025, we announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of our common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended March 31, 2026, we repurchased and cancelled a total of 85,100 common shares (2025 – nil) under the NCIB, at a weighted average price of $36.35 per common share (2025 – nil), for a total consideration of $3.1 million (2025 – nil). During the year ended March 31, 2026, we repurchased and cancelled a total of 191,100 common shares (2025 – 856,230) under the NCIB, at a weighted average price of $36.52 per common share (2025 – $24.85), for a total consideration of $7.0 million (2025 – $21.3 million).

8.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 7.2 "Sources of liquidity".

26 I CAE Financial Report 2026

Management’s Discussion and Analysis

8.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts and swap agreements, is calculated as the present value of the estimated future cash flows using assumptions based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

CAE Financial Report 2026 I 27

Management’s Discussion and Analysis

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 29 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 31 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2026, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2025 – 21%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar and Euro). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to hedge our net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Hedge of net investments in foreign operations
As at March 31, 2026, we have designated a portion of our unsecured senior notes, term loans, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.
28 I CAE Financial Report 2026

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2026, 89% (2025 – 86%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 31 of our consolidated financial statements.

Indemnifications
In certain transactions involving business dispositions or sales of assets, we may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

We believe that, other than liabilities already accrued, the maximum potential future payments that we could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material our consolidated financial position, net income or cash flows.

CAE Financial Report 2026 I 29

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking, proactive and aligned with our corporate strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework
Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

30 I CAE Financial Report 2026

Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Emerging risks are defined as risks that are not fully understood at the current time because they are developing quickly or unexpectedly, and for which the impacts on CAE are difficult to assess or are in the process of being assessed. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s Enterprise Risk Profile is updated every quarter, and whenever major changes occur, with a named risk owner assigned to each item. The profile is reviewed quarterly by the Executive Management Committee, with a summary provided to the Board. Risks are escalated through management to senior leadership for impact assessment and action. Depending on the situation and our risk appetite, we may avoid, accept, transfer, or reduce a risk. We monitor and report on progress as part of our enterprise risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Cybersecurity: risks arising from potential threats or vulnerabilities that can lead to unauthorized access to, damage to or loss of CAE digital assets, systems or data;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, operational safety, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Legal and compliance: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Sustainability: risks arising from climate events, social conditions, or ineffective practices that may lead to a tarnished reputation, loss of competitiveness, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events;
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment and privacy and records retention; and
–Data and artificial intelligence: risks arising from inadequate data quality, governance, privacy or security, and from biased, unreliable, or improperly supervised AI systems that may impair decisions or operations.

9.1      Strategic risks

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2026, global uncertainty remained elevated, including trade and tariff uncertainty, and continued military hostilities in Ukraine and the Middle East. In some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to closures of our training facilities, delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities.

The escalation of military conflicts in the Middle East has contributed to heightened volatility in energy markets, including sharp increases in oil and jet fuel prices, which may adversely affect airline operating costs, customer demand, and overall economic conditions. Prolonged disruption to energy supply routes or sustained high fuel prices could, directly or indirectly, lead to reduced air traffic growth, airline bankruptcy, restructuring or deferral of investments, and broader macroeconomic slowdown, which in turn could negatively impact CAE’s customers, operations, results and financial position. These conflicts may also result in supply chain disruptions, including through the closure, restriction or increased risk associated with key global trade routes in the region, which may impact the availability, timing and cost of critical components and materials.

Additionally, geopolitical developments can have potentially wide-ranging consequences for global market volatility and economic conditions, and the resulting impacts to the economy, financial markets, inflation, interest rates and unemployment, among others, could adversely affect CAE’s performance. It is also possible that in the markets we serve, unanticipated political instability and political developments impacting international trade, including trade disputes, increased tariffs and sanctions, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment, results and financial position.

CAE Financial Report 2026 I 31

Management’s Discussion and Analysis

Transformation plan implementation
CAE has embarked on a multi-year transformation plan designed to simplify its structure, sharpen its focus and strengthen execution to support long‑term value creation. The plan is complex and involves significant organizational, operational, technological and cultural changes across the Company. The success of the plan is subject to the related risks discussed throughout this Business risks and uncertainty section, as it is interconnected with our broader strategy and further depends on, among other things, effective planning, execution, prioritization, governance, change management and coordination across multiple business units and functions, as well as the timely achievement of key milestones and adaptation to the changing business environment over a years-long process.

The implementation of the transformation plan may result in operational disruption, including impacts on productivity, program execution, customer delivery and systems performance. The plan involves significant changes to systems and processes, which may give rise to integration challenges, technology implementation risks, and increased reliance on third‑party service providers. In addition, the transformation plan may require significant management attention and resources, which could adversely affect the execution of other business priorities. It may also affect employee engagement and retention, disrupt relationships with customers, suppliers and government partners, or create challenges in maintaining effective internal controls over financial reporting and disclosure controls and procedures during the transition. Misalignment of transformation initiatives or ineffective coordination across the organization could result in delays, inefficiencies or failure to achieve intended outcomes.

There can be no assurance that the transformation plan will be implemented as planned, within expected timeframes or cost parameters, or that its benefits will be fully, partially or timely realized. If we fail to successfully execute on the plan, if it fails to adequately support our strategy, if its costs exceed expectations, or if its anticipated benefits are delayed or not achieved, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, tariffs, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors as well as changes imposed by regulatory agencies, including changes to aviation safety standards that could increase competition in our markets. New participants have emerged in recent years and the competitive environment is intense and rapidly evolving on the cost and technology fronts. This has been driven, in part, by the growth of independent training device manufacturers and the proliferation of technologies such as artificial intelligence, augmented reality, virtual reality and mixed reality. Additionally, aerospace and defence companies are positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well‑established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

32 I CAE Financial Report 2026

Management’s Discussion and Analysis

OEM encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. Ongoing inflation would further drive up our overall operational costs. We may not be able to pass unplanned increases in costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2026. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof, including with regards to sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements);
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives, consultants and other business partners.
While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

CAE Financial Report 2026 I 33

Management’s Discussion and Analysis

Changes in U.S. trade policies or regulations
Recent policy decisions by the U.S. presidential administration and related court rulings have introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. Major developments in trade relations, such as the potential renegotiation or termination of the Canada-United States-Mexico Agreement, or the imposition of unilateral tariffs or other trade barriers on products imported into the U.S. as well as retaliatory tariffs or other trade barriers imposed by the U.S.’s trading partners, could impact the availability and cost of materials, resources and services, and the availability and cost of our products to U.S. customers, which in turn may affect our competitiveness and results of operations. The implementation of previously-announced, postponed, or new tariffs, or the escalation of trade disputes which interfere with our supply chain and our sales in affected markets, could have an adverse effect on our operations and profitability. In addition, rising protectionism and anti‑globalization sentiment in the United States and other countries may adversely impact long-term economic growth in the countries in which we operate, which in turn may affect our business, results of operations and financial condition.

There can be no guarantee that existing tariffs will be lifted, that new tariffs or changes to existing trade agreements would not be implemented, or that we will be able to avoid or mitigate the impact of such tariffs or changes to trade agreements. Such changes, even if temporary, could result in CAE absorbing some or all of the cost of new tariffs, and cause delays in CAE’s supply chain. The materialization of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Canadian, European, Indo-Pacific, Middle Eastern, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S., the U.K. and Poland on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, choose to or be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received. Our agreements with government entities which fund a portion of our eligible R&D obligations include certain eligibility criteria, performance conditions, ongoing compliance obligations, commitments and events of default whereby suspension of funding, repayment obligations, accelerated repayment and/or termination of the agreements may result if we fail to meet these conditions and commitments throughout the repayment period and if no mutual agreement is found following the mandatory resolution processes.
34 I CAE Financial Report 2026

Management’s Discussion and Analysis

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our long-term growth, competitiveness and continued profitability are dependent on our ability to anticipate and adapt to changes in markets, to continue to develop new products or technologies and to align our global presence with worldwide market opportunities. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to update our fleet to the evolving technology. The adoption of disruptive technologies, such as AI, advanced computing platforms and autonomous aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We expect this trend to continue, though it may be disrupted by the volatile geopolitical environment, or supply chain or labour disruptions. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE, may be split with competitors, or may be delayed beyond the timeframe we had planned. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

CAE Financial Report 2026 I 35

Management’s Discussion and Analysis

Our ability to effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
We may implement transformation, restructuring, cost reduction or other business process initiatives from time to time that could result in competing priorities throughout the organization. Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s and key employees’ attention from other strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.

9.2      Operational risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The widening geopolitical fractures and tensions intensify global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand, hoarding, and tariffs, as well as increased competition for critical raw materials or components—including those experiencing shortages or cost inflation due to heightened demand for semiconductors and other inputs supporting AI technologies—may hinder our ability to secure such commodities in a timely fashion or at budgeted costs or both, thus impacting our operational and financial performance. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill increasingly large and complex contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

36 I CAE Financial Report 2026

Management’s Discussion and Analysis

Mergers, acquisitions and divestitures
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Occasionally, we divest of businesses or subsidiaries to increase focus on our core businesses. There can be no guarantee that we will realize the anticipated benefits of any such divestiture within reasonable timing, price and conditions. Divestitures are subject to various risks, including unforeseen costs, liabilities resulting from litigation or other claims, the risk of failing to secure adequate limitations of liability and the potential exposure to retained or unassumed liabilities relating to pre-divestiture operations. We may also fail to realize sufficient proceeds from a divestiture, which could reduce balance sheet assets and trigger goodwill or intangible asset write‑downs. Additionally, acquisitions or divestitures may result in loss of access to historical business records if legacy systems or hosting arrangements are discontinued, which can limit CAE’s ability to respond to future audits, inquiries, or claims.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, acts of war, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased since the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality, safety and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems, warranty claims and increased levels of risk. In connection with our government contracts, we may be required to procure certain materials, components and parts from local suppliers or supply sources approved by government authorities. CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological challenges, fluctuations in the price of raw materials, a significant increase in inflation, tariffs, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

In particular, within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts identified in fiscal 2024, that were entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

CAE Financial Report 2026 I 37

Management’s Discussion and Analysis

The recognition of risks associated with the Legacy Contracts was accelerated in the fourth quarter of fiscal 2024 following revised agreements on scope and timing with customers, suppliers and other stakeholders, which resulted in profit adjustments associated with the reassessment of estimated costs. The extent to which the ongoing risk retirement on these programs might impact Defense and Security margins in the coming quarters will depend on the actual timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them. As at March 31, 2026, we have completed four of the Legacy Contracts.

The impact of the ongoing execution of the remaining Legacy Contracts on the Defense and Security profitability is no longer expected to be material. However, if our efforts to execute and retire the Legacy Contracts within expected timeframes and within projected costs are not as anticipated, whether individually or in the aggregate, it could result in continuing material impacts on the overall Defense and Security segment financial position and results, the severity of which cannot be predicted at this time.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may continue to depend on the acquired company's personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment to provide services to customers under a transitional services agreement. Consequently, we may remain vulnerable to adverse developments in the business and affairs of parties with whom we contract.

Despite our efforts to conduct thorough investigations in connection with any acquisition or related transaction, there is an inherent risk regarding the accuracy, quality and completeness of the information provided to CAE. Additionally, there may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that were not discovered or accurately quantified during our due diligence, potentially resulting in unanticipated costs. CAE may not always be able to independently verify the accuracy or completeness of such information, and there may be unknown events or circumstances relating to acquisition targets that could affect the completeness or accuracy of the information provided to us. Furthermore, post-transaction changes—such as account deactivations, business closures, or system retirements—may reduce access to historical records, creating challenges in verifying past obligations or defending against later claims.

Global safety and governance
We strive to maintain a safe operating and working environment for all our employees and subcontractors, as well as for customers undergoing training at our facilities, and to control risks and hazards in the workplace as well as risks that may occur through delivery of our training or use of our products and services. In the course of our activities, employees may be exposed to hazardous situations, including working in the presence of electricity, working at heights and using specialized tools. Despite the application of our rigorous safety protocols and training programs, there remains an inherent risk of accidents or illness in the workplace. Any significant incident could result in operational disruptions, legal liabilities, increased insurance costs and reputational damage. In addition, failure to comply with operational safety, aviation safety and health and safety regulations could result in fines and affect our ability to win new contracts.

9.3      Cybersecurity risks

Cybersecurity
CAE’s operational continuity and business performance is dependent on the reliability and trust of our digital value chains. These value chains support our critical business, operational and sales functions. CAE could be negatively impacted by threats to the security of its digital, IT and other related electronic systems. CAE could be faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non‑compliance with regulatory, legislative and commercial security requirements.

Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

38 I CAE Financial Report 2026

Management’s Discussion and Analysis

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

Due to the nature of our commercial aviation and defence-related activities, CAE may be targeted by sophisticated, state-sponsored cyber threat actors seeking to disrupt operations, access sensitive information or compromise our systems or those of our partners, a risk that is further accentuated by the increasing geopolitical stressors.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation, and the adoption of emerging technologies, such as AI, deep fakes, quantum threats, use of automated techniques by adversaries and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners, as cybersecurity incidents originating within third-party environments may propagate through shared systems, software updates or data integrations, even where our own systems are not directly compromised. These parties have varying levels of cybersecurity maturity, expertise and safeguards, and some may have an elevated threat condition due to their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

9.4      Talent risks

Recruitment, development and retention
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. The identification and the development of our future leaders are becoming a necessity to secure a solid succession planning for critical roles. Failure to plan the succession for critical positions could lead to leadership instability and loss of key talent. In recent years, and consistent with broader industry trends, CAE has faced evolving talent-related challenges and risks, including the need to adapt our workforce to accelerating artificial intelligence and digital advancements, evolving expectations and responsibilities for people leaders that require ongoing upskilling, and changing needs and expectations of newer generations of employees. These factors may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and potentially negatively impacting our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property and leaders capable of being ambassadors of our corporate culture. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business.

During fiscal 2026, CAE completed leadership transitions with the appointment of a new President and Chief Executive Officer and a new Chief Financial Officer. While these appointments are intended to provide leadership continuity and support the execution of CAE’s strategic objectives, the integration of new senior leaders involves risks, including alignment on strategic priorities, organizational effectiveness and decision-making processes. Such integration periods may require additional management attention and could, if not managed effectively, impact execution in the near term. Moreover, there is no guarantee that any member of our leadership or other key employees will continue to serve in their roles for any particular period of time. A loss of, or significant turnover among senior leadership or other key employees could materially adversely affect our business, results of operations and financial condition. The emergency succession plan designed to address the immediate replacement of key personnel may present logistical challenges and incremental costs, and any failure to implement such a plan effectively could impair our operations until suitable replacements are identified.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of employees across various countries, including employees who join CAE through acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. Preserving our corporate culture is crucial as it affects employee engagement, innovation, and operational effectiveness. Failing to adapt could hinder recruitment, retention, and our overall business strategy execution.

CAE Financial Report 2026 I 39

Management’s Discussion and Analysis

Labour relations
Approximately 1,800 employees are represented by unions and are covered by 48 collective agreements as of March 31, 2026. These collective bargaining agreements have varying terms and expiration dates. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

9.5      Financial risks

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2026 and 2071, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Availability of capital could also be negatively impacted should a deterioration of CAE’s financial position result in a reduction or downgrade of its credit rating. This could limit CAE’s access to sources of short-term and long-term debt financing. In addition, this could significantly increase the costs associated with utilizing short-term or long-term debt facilities or future refinancing of such facilities, which would in turn have a material adverse effect on CAE’s business, financial profile and results of operations.

Customer credit risk
We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar and the Euro. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Two areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results because our results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain material errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design and operating effectiveness of control procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

40 I CAE Financial Report 2026

Management’s Discussion and Analysis

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. The increased geopolitical uncertainty and general economic conditions have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Shareholder activism
We may be subject to legal and business challenges in the operation of our business due to actions instituted by activist shareholders or others who may from time to time engage in proxy solicitations, advance shareholder proposals, attempt to acquire control via a hostile take over bid or otherwise or attempt to involve themselves in the governance, strategic direction, and operations of CAE. Responding to such challenges can be costly and time-consuming, disrupting operations, requiring us to incur increased advisory fees and related costs, and diverting the attention of CAE’s board, senior management and employees from the pursuit of our business strategies. Perceived uncertainties as to CAE’s future direction resulting from such challenges could result in the loss of potential business opportunities, cause concern to current or potential investors, make it more difficult to attract and retain qualified personnel and business partners, and affect our relationships with vendors, customers and other third parties. Actions of activist shareholders may cause significant fluctuations in the market price for CAE’s securities based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of CAE’s business.

Returns to shareholders
Payment of dividends and other cash or capital returns (such as a normal course issuer bid for the repurchase of our outstanding shares) to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our ability to repatriate cash from our subsidiaries, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, cash disbursements used to pay dividends or for the repurchase of our outstanding shares may have an impact on available cash to use to respond to unforeseen challenges or other capital allocation priorities that might have generated higher returns or contributed to CAE's long-term growth.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have an impact on our financial statements including but not limited to impairment testing and fair value determination, and may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our share price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances, including market conditions, may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

CAE Financial Report 2026 I 41

Management’s Discussion and Analysis

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

Indebtedness
CAE may achieve strategic growth objectives by financing costs of investments out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; negatively impacting the credit rating of our long-term debt; limiting our ability to declare dividends on our common shares or buy back our outstanding shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all to repay the principal on such indebtedness when it becomes due.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Restructuring, integration and acquisition costs
We may launch restructuring initiatives, transformation plans or operational excellence programs from time to time. Costs associated with these initiatives include severances and other employee-related costs, impairment of non-financial assets, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations. We may also incur heightened operating costs in order to execute management’s plan. Such expenses are difficult to estimate accurately and may exceed estimates. We may also be unable to realize the anticipated recurring cost savings and other intended benefits from these initiatives within the expected timeframe. If we fail to successfully implement these initiatives, or obtain sufficient funding to execute the plan, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, we incur several costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and information technology systems costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transactions, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. The Company is currently a defendant in a shareholder-instituted class action proceeding, alleging such a decline in the market price of our common shares during the first quarter of fiscal 2025. We cannot provide any assurance that similar litigation will not occur in the future. The existing proceeding and any future similar proceedings could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results, and financial condition. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the existing proceeding and other related proceedings generally, nor to determine the amount of potential losses, if any, that may be incurred in connection with any final judgment on these matters.

42 I CAE Financial Report 2026

Management’s Discussion and Analysis

We maintain insurance coverage for various aspects of our business and operations, including for litigation. Our insurance programs have varying coverage limits and maximums, and insurance companies may deny claims we might make. Please refer to “Insurance coverage potential gaps” under Section 9.6 “Legal and compliance risks” of this MD&A for more detail regarding the risks associated with our insurance coverage.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our adjusted order intake will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant. The materialization of any of the risks with respect to adjusted backlog could have a material adverse effect on our business, financial condition, cash flows and results of operations.

9.6      Legal and compliance risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use, or unauthorized access or misappropriation of such information could result in regulatory penalties, audits or investigations by government agencies, as well as reputation harm or a loss of confidence in our products and services.

Further, the management, use and protection of personal data are becoming increasingly important, particularly given the high value of such information and the associated operational, reputational, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these continuously evolving requirements is complex and may add to our compliance costs. Furthermore, our use of AI introduces additional and evolving risks as we continue to incorporate AI systems into our operations.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enables these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across multiple jurisdictions and is subject to laws and regulations relating to, without limitation, import-export controls, trade sanctions, anti-corruption, national security and aviation safety. These laws and regulations may change over time and without notice, which could impact our sales and operations in ways that we cannot predict. While such changes could present opportunities, they could also have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to aviation safety standards, could restrict our ability to sell or licence certain products to customers, resulting in lost revenue. We could also be required to make unplanned modifications to our products or services, which could cause delays, increase inventory levels, or lead to postponed or cancelled sales or changes to sales predictions. Our compliance with government import‑export regulations (such as the International Traffic in Arms Regulations) may also be subject to audits or investigations, which could result in potential liabilities.
CAE Financial Report 2026 I 43

Management’s Discussion and Analysis

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements, such as sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements). These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. Failure to comply with these regulations and other requirements could negatively impact our revenue from operations and profitability, and could have a negative effect on our ability to procure other government contracts in the future. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in non-conformity costs, warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities. We cannot be certain that current insurance coverage will be sufficient to cover one or more substantial claims.

Environmental laws and regulations
CAE is exposed to various environmental risks and is, directly and indirectly through our customers’ obligations, subject to complying or supporting our customers’ compliance with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations or to provide adequate information and support to our customers could result in penalties, lawsuits and potential harm to our competitiveness and reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

44 I CAE Financial Report 2026

Management’s Discussion and Analysis

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our costs incurred for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, repayment of amounts received, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights, patents, industrial designs, trademarks and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. In addition, within certain of our flight training operations, we rely on third-party providers for specific services, while remaining accountable for performance delivered under our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products may contain sophisticated software and hardware, including computer systems, optical systems and electronics, that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on U.S. stock exchange rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

CAE Financial Report 2026 I 45

Management’s Discussion and Analysis

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily seek to comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

We may in the future lose our foreign private issuer status as a result of changes in our shareholder base or U.S. regulatory developments. Although we have elected to comply with certain U.S. regulatory provisions and corporate governance requirements, our loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to us under securities laws and U.S. stock exchange rules as a U.S. domestic issuer would be significantly more than the costs incurred as a Canadian foreign private issuer.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

9.7      Sustainability risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Climate change, reflected in an increase in extreme events such as extreme heat, heavy rainfall, drought and cyclones, can disrupt our operations and supply chain, damage our infrastructure, endanger the health and safety of our employees, affect the availability and cost of materials, resources and services, reduce air traffic, increase insurance costs, and even compromise our ability to obtain adequate insurance coverage for all the major risks to which we are exposed. These disruptions may have a significant impact on our operating results, financial position and liquidity. In addition, evolving regulatory frameworks related to climate change add additional responsibilities specific to the products and services we provide.

Sustainability commitments and expectations
Evolving stakeholder expectations with respect to sustainability matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions, as well as equal opportunities, among other factors, which could affect corporate profitability and reputation.

Additional sustainability-related regulations, changes in reporting frameworks and guidance, emergence of “greenwashing” legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new uncertain and evolving set of compliance risks. Gaps in perception and acceptability of how sustainability factors in shareholder value also call for increased vigilance when it comes to sustainability reporting and communication.

More acute generalized scrutiny also adds pressure to secure reliable and precise sustainability data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility.

As CAE’s sustainability performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

46 I CAE Financial Report 2026

Management’s Discussion and Analysis

9.8      Reputational risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues of our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from safety-related operational, training or health and safety incidents during the operation process or training activities;
–Unethical conduct by our employees, agents, subcontractors, suppliers and/or business partners; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

The growing use of social and digital media increases the speed at which information or misinformation can be shared, and negative publicity, whether accurate or not, could seriously damage CAE’s reputation. Increasing social and political polarization can trigger organized boycotts and targeted online campaigns unrelated to product or service quality. Damage to our reputation or brand image could adversely affect our business, including our ability to hire and retain talent. Reputational risk intersects with many of CAE’s other risks and may therefore exacerbate these risks.

9.9      Technological risks

Information technology
CAE’s operations rely heavily on information technology infrastructure, software as a service and other software applications, whether hosted internally or outsourced. As we expand our product portfolio to include software solutions and place greater emphasis on digital strategy and AI, this reliance on information technology infrastructure and systems has become even more critical. Our business also requires the appropriate and secure handling of sensitive and confidential information from third parties such as aircraft OEMs, national defence forces and customers. Any material disruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with data feeds, infrastructure or systems provided by third parties could result in financial losses and/or impairments in our customers' operations.

System modernization, updates and system replacements can temporarily disrupt our business activities. Conversely, failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, require continued focus and investment to manage those risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
Operations for some information technology systems maintenance and support services and infrastructure management functions are outsourced to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on CAE's operations and customers.

Third-party providers’ services are often subscription-based, subjecting us to various subscription pricing models based on market trends. Strategic renegotiation of such agreements can be lengthy, and it is important to manage and review performance of our third‑party providers on a continuous basis.

9.10      Data and artificial intelligence risks

Data and artificial intelligence
CAE increasingly relies on data-driven technologies and AI to support operations, product development and digital transformation initiatives. The effective and responsible use of data and AI depends on the availability, quality, security and governance of data, as well as on the appropriate design, deployment, monitoring and oversight of AI-enabled systems.

Risks associated with data and AI technologies may include hallucinations, harmful, inaccurate or biased outputs, lack of transparency or explainability, unintended operational impacts, misuse of data or unintentional data leakage, model performance degradation through algorithmic exploitation or otherwise, intellectual property concerns, overreliance on AI systems interfering with individual autonomy and judgment, increased dependence on third-party tools or platforms, environmental impact of AI use, and evolving legal and regulatory requirements relating to AI. Failures in data governance or AI controls could adversely affect operational performance, customer trust, regulatory compliance or CAE’s reputation, and may require additional investment or remediation efforts.

CAE Financial Report 2026 I 47

Management’s Discussion and Analysis

10.  COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company. We determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. As at March 31, 2026, key management personnel consist of 12 non-employee Directors and 11 executive officers (2025 – 12 non-employee Directors and 8 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2026	2025
Salaries and other short-term employee benefits	$11.3	$12.5
Post-employment benefits – defined benefit plans	3.2	2.0
Costs related to the CEO's terms of departure	11.4	6.3
Termination benefits	—	5.0
Share-based payments expense	15.7	22.2
	$41.6	$48.0

In November 2024, the Company announced its CEO succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then‑current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

For the year ended March 31, 2026, the compensation earned by non-employee Directors amounted to $5.3 million (2025 –  $3.9 million), which included the grant date fair value of deferred share units (DSUs) as well as cash payments.

48 I CAE Financial Report 2026

Management’s Discussion and Analysis

11.   NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
11.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

CHANGES TO NON-IFRS MEASURES
In the fourth quarter of fiscal 2026, we revised the composition and designation of certain non-IFRS measures to align with strategic priorities and enhance comparability with industry peers.
–Free cash flow was revised to include growth capital expenditures and capitalized development costs and exclude dividends paid;
–Adjusted return on invested capital (ROIC) replaced adjusted return on capital employed (ROCE); and
–Invested capital replaced capital employed, without changing the composition of this measure.

Comparative figures have been reclassified to conform to these changes.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
CAE Financial Report 2026 I 49

Management’s Discussion and Analysis

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non‑cash items. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that assesses our ability to generate cash from our ongoing operations after considering ongoing investments required for property, plant and equipment and intangible assets. It demonstrates our ability to generate cash to repay debt obligations, make strategic investments and return cash to shareholders through either dividends or share repurchases. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting property, plant and equipment expenditures, intangible assets expenditures and other investing activities and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

50 I CAE Financial Report 2026

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Invested capital
Invested capital is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC)
Adjusted ROIC is a non-IFRS ratio calculated over a rolling four-quarter period by taking adjusted net operating income after tax, divided by the average invested capital from continuing operations. Adjusted net operating income after tax is calculated by taking adjusted net income and further adjusting for finance expense – net, after tax, and amortization of acquired intangible assets, after tax. We use adjusted ROIC to evaluate the profitability of our invested capital. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

CAE Financial Report 2026 I 51

Management’s Discussion and Analysis

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

11.2       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

52 I CAE Financial Report 2026

Management’s Discussion and Analysis

11.3       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$88.0	$197.4	$39.4	$42.5	$127.4	$239.9
Restructuring, integration and acquisition costs	64.4	—	20.0	—	84.4	—
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	4.7	—	3.6	—	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Adjusted segment operating income	$152.4	$208.4	$59.4	$50.4	$211.8	$258.8

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$437.9	$605.3	$174.4	$123.9	$612.3	$729.2
Restructuring, integration and acquisition costs	64.4	37.8	20.0	18.7	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	4.7	5.8	3.6	14.0	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2026	2025	2026	2025
Net income attributable to equity holders of the Company	$73.1	$135.9	$313.1	$405.3
Restructuring, integration and acquisition costs, after tax	63.0	—	63.0	43.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	6.1	10.3	6.1
Shareholder matters, after tax	—	7.6	—	7.6
Gain on fair value remeasurement of SIMCOM, after tax	—	—	—	(76.7)
Adjusted net income	$136.1	$149.6	$386.4	$385.5

Average number of shares outstanding (diluted)	323.2	321.1	322.2	319.7

Adjusted EPS	$0.42	$0.47	$1.20	$1.21

CAE Financial Report 2026 I 53

Management’s Discussion and Analysis

Calculation of adjusted effective tax rate

		Three months ended		Years ended
		March 31		March 31
(amounts in millions, except effective tax rates)		2026	2025	2026	2025
Earnings before income taxes		$80.9	$183.4	$400.2	$513.7
Restructuring, integration and acquisition costs		84.4	—	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		—	8.3	14.0	8.3
Shareholder matters		—	10.6	—	10.6
Gain on fair value remeasurement of SIMCOM		—	—	—	(72.6)
Adjusted earnings before income taxes		$165.3	$202.3	$498.6	$516.5

Income tax expense		$6.6	$45.2	$77.5	$98.7
Tax impact on restructuring, integration and acquisition costs		21.4	—	21.4	13.3
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on executive management transition costs		—	2.2	3.7	2.2
Tax impact on shareholder matters		—	3.0	—	3.0
Tax impact on gain on fair value remeasurement of SIMCOM		—	—	—	4.1
Adjusted income tax expense		$28.0	$50.4	$102.6	$121.3

Effective tax rate	%	8%	25%	19%	19
Adjusted effective tax rate	%	17%	25%	21%	23

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2026	2025
Operating income	$612.3	$729.2
Depreciation and amortization	460.1	414.7
EBITDA	$1,072.4	$1,143.9
Restructuring, integration and acquisition costs	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	14.0	8.3
Shareholder matters	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Adjusted EBITDA	$1,170.8	$1,146.7

Net debt	$2,681.8	$3,176.7

Net debt-to-EBITDA	2.50	2.78
Net debt-to-adjusted EBITDA	2.29	2.77

54 I CAE Financial Report 2026

Management’s Discussion and Analysis

Calculation of adjusted ROIC

	Last twelve months ended
	March 31
(amounts in millions)		2026	2025
Adjusted net income		$386.4	$385.5
Finance expense – net, after tax		166.7	166.9
Amortization of acquired intangible assets, after tax		67.7	62.5
Adjusted net operating income after tax		$620.8	$614.9

Average invested capital		$8,165.7	$7,705.3

Adjusted ROIC	%	7.6%	8.0

12.   CHANGES IN ACCOUNTING POLICIES
12.1     New and amended standards not yet adopted
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for our fiscal period beginning on April 1, 2026, with earlier adoption permitted, and are not expected to have a material impact on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for our fiscal period beginning on April 1, 2027. We continue to evaluate the impact of the new standard on our consolidated financial statements.

12.2     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

CAE Financial Report 2026 I 55

Management’s Discussion and Analysis

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 21 of our consolidated financial statements for further details regarding assumptions used.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

56 I CAE Financial Report 2026

Management’s Discussion and Analysis

13.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2026.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

15.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

CAE Financial Report 2026 I 57

Management’s Discussion and Analysis

16.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Fiscal 2026
Revenue	$1,098.6	1,236.6	1,252.1	1,326.7	4,914.0
Net income	$60.2	76.1	112.1	74.3	322.7
Equity holders of the Company	$57.2	73.9	108.9	73.1	313.1
Non-controlling interests	$3.0	2.2	3.2	1.2	9.6
Basic EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.98
Diluted EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.97
Adjusted EPS(1)	$0.21	0.23	0.34	0.42	1.20
Average number of shares outstanding (basic)	320.4	320.7	321.4	321.8	321.1
Average number of shares outstanding (diluted)	321.1	322.2	322.7	323.2	322.2
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	1,275.4	4,707.9
Net income	$50.8	54.8	171.2	138.2	415.0
Equity holders of the Company	$48.3	52.5	168.6	135.9	405.3
Non-controlling interests	$2.5	2.3	2.6	2.3	9.7
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	0.42	1.27
Adjusted EPS(1)	$0.21	0.24	0.29	0.47	1.21
Average number of shares outstanding (basic)	318.6	318.7	319.0	320.0	319.1
Average number of shares outstanding (diluted)	318.8	319.1	319.8	321.1	319.7
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income (loss)	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS(1)	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The following table provides selected annual financial information for the past three fiscal years.

(amounts in millions)	2026	2025	2024
Financial position:
Total assets	$11,147.8	$11,213.8	$9,834.1
Total non-current financial liabilities(2)	3,069.4	3,185.2	2,855.4
Total net debt	2,681.8	3,176.7	2,914.2
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
58 I CAE Financial Report 2026